Filed Pursuant To Rule 433

Registration No. 333-275079

January 11, 2024

CNBC (TV): Squawk Box - Bob Pisani and David LaValle ETF Approval

GRAYSCALE GLOBAL HEAD OF ETFS, DAVID LAVALLE: We're really excited to be here today. It was the culmination of a lot of hard work and a commitment to our investors and the strength in our legal arguments that allowed us to get to this regulatory approval here today.

PISANI: And you did win the case against bitcoin-- excuse me against the SEC Gary Gensler referenced that yesterday. let's just see how this is trading right now. so here's Grayscale give me your thoughts here, Dave. I see 5.5 million shares. that is very respectable for a start. i want to see the spreads here, what's going on. it looks like a 7, 8, 9-cent spread. How would you describe that in terms of tightness of trading?

LAVALLE: Well look 5.5 million shares of volume a few minutes into the trading day, we see it's tracking the price of bitcoin, we're up about 5%. 2 or 3 cent spread is showing the liquidity that we think a product like GBTC is going to, you know, really offer investors. this is a product that has 28 billions in assets. we have over a million investors. we have a ten-year track record and we're going to be a source of liquidity for the institutional buyer.

PISANI: Good to see it's trading in reasonably tight spreads. But everybody wants to know after that we have 11 companies out there. you're one of them. you're the high man on the totem pole in terms of fees 1.5%. bitwise, which is trading right next to you, they're 0.2%. That's a big spread. 1.5% versus 0.2 they're the lowest ones out there. how are you justifying this fee right now?

LAVALLE: Look fee is one consideration when investors are making a decision on an ETF. remember, GBTC is a premium product that came to market in a differentiated way. we have $28 billion in assets. We have a million investors. we have a ten-year track record. And we are going to be something that the marketplace can rely on.

PISANI: What about inflows? A lot of people are making some wild speculations about the kind of money this is going to track. they're using parallels with the gold ETFs 20 years ago. Is that a fair comparison? how much money, overall, do you think these ETFs, collectively, act as a representative of the group, will attract in the next few months?

LAVALLE: Bob, 30 years ago, ETFs innovated with S&P 500 exposure. 20 years ago, ETFs innovated with gold. Today, we're innovating with bitcoin. we're really excited about it. we think this is a validation for the asset class and the sky's the limit.

PISANI: Finally, just very quickly, institutions. are they going to get more? Is JPMORGAN, is u.p.s., are high-end wealth managers going to start recommending this, or is there still legal concerns?

LAVALLE: Look, having an ETF and market for bitcoin is a validation for the asset class, and some of the largest asset managers in the world have stepped into this. we think that the sky is the limit, and we absolutely think that there's going to be inflows for retail investors, the advise market and institutions alike.

PISANI: Dave thanks very much. guys, we're going to be standing here all day watching how these other ETFs trade. The key here is how close do they all trade in the next few days relative to the bitcoin and bitcoin futures. that's what everybody wants to watch, that's what we'll be watching. Guys back to you.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.